Exhibit 1.02

AAON, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

1. Overview

This report has been prepared by AAON, Inc. (herein referred to as “AAON,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. We are engaged in the manufacture and sale of air conditioning and heating equipment consisting of rooftop units, chillers, outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, commercial self-contained units and coils. We conducted an analysis of our products and found that small quantities of tin, tantalum, tungsten and gold ("3TG") are found in our products.

Conflict Minerals Policy
We have adopted a conflict minerals policy which is publicly available on our website at www.aaon.com.

Grievance Mechanism
We have established processes to allow interested parties to contact us at conflictminerals@aaon.com with any questions or for more information.

Supply Chain
The products that we manufacture typically contain hundreds of parts from many direct suppliers. We have relationships with a vast network of suppliers and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we must rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of 3TG in the components we purchase.

Because of the complexity of our supply chain, we developed a risk-based approach that focused on our suppliers that we believed were likely to provide us with components and raw materials containing 3TG from the Covered Countries, as defined in the Rule.

We requested that all identified suppliers provide information to us regarding 3TG and smelters using our templates. In the future, we intend to deploy the template developed by the Electronic Industry Citizenship Coalition® ("EICC®") and The Global e-Sustainability Initiative ("GeSI"), known as the EICC-GeSI Conflict Minerals Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Efforts to Determine Mine or Location of Origin
We have determined that requesting our suppliers to complete our templates represents our reasonable best efforts to determine the mines or locations of origin of 3TG in our supply chain.

Smelters or Refiners and Country of Origin of 3TG
The vast majority of suppliers from which we requested information indicated in their response that the information provided was at a company or divisional level and did not include a list of smelters.

2. Due Diligence

Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the The Organisation for Economic Co-operation and Development ("OECD") in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing ("OECD Guidance") and the related Supplements for gold and for tin, tantalum and tungsten.

Due Diligence Performed

MANAGEMENT SYSTEMS

We have adopted a conflict minerals policy related to our sourcing of 3TG, which is publicly available on our website at www.aaon.com. We have established a management system to support supply chain due diligence related to 3TG. Our management system includes a team comprised of individuals from supplier management, engineering, accounting, and legal. We do not typically have a direct relationship with 3TG smelters and refiners. Controls include a company-wide conflict minerals policy, and in the future, as we enter into new supply contracts or renew existing supply contracts, we are adding a Conflict Minerals contract clause that requires suppliers to provide us with information about the source of 3TG and smelters. We are in the process of implementing an electronic portal which will direct suppliers to the template and allow for compilation and reporting. We have also sent multiple communications directly to suppliers.

IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN
We surveyed direct suppliers that we received components and raw materials from for the period of 2003 to 2013 in order to determine if they contained 3TG.

Survey Responses
Responses were provided using the templates as well as other forms. We reviewed the responses against criteria developed by our internal team to determine which required further engagement. The criteria included incomplete responses as well as inconsistencies within the data reported by those suppliers and we have worked directly with them in an effort to secure enhanced responses.

The majority of responses received provided data at a company or divisional level.

DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

•	Senior management is briefed about our due diligence efforts on a regular basis.

•	We have adopted a conflict minerals policy.

•	We have implemented a risk management plan that outlines the company responses to identified risks.

•
We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular ongoing risk assessment through our suppliers’ data submissions.

CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN
We do not typically have a direct relationship with 3TG smelters and refiners and therefore do not perform or direct audits of these entities.

REPORT ON SUPPLY CHAIN DUE DILIGENCE
This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website at www.aaon.com and is filed with the SEC. Our due diligence efforts for the calendar year 2013 resulted in our conclusion that AAON products containing or utilizing 3TG are "DRC conflict undeterminable".

3. Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Engage with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses.

•
Engage any suppliers if found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

•	Implement an electronic portal which will direct suppliers to the template and allow for compilation and reporting.

•	Utilize the EICC-GeSI Conflict Minerals Reporting Template.